Exhibit (a)(1)(L)

Re:    Important Information Regarding Equity Exchange Offer

This is a reminder that your opportunity to elect to exchange eligible stock options and stock appreciation rights (SARs) in the exchange offer under our equity exchange program will close at 5:00 p.m., U.S. Eastern Time, on August 18, 2009. In order for you to participate in the exchange offer, Genworth must receive your properly completed and submitted election by that time.

If you would like to exchange your eligible stock options or SARs, please access the exchange offer website at http://genworth.com/optionexchange. Important information about the exchange offer, including an online election submission tool, is available on the exchange offer website. If you are unable to access the exchange offer website, please email the executive compensation team at compensation@genworth.com or contact your local human resources manager.